EXHIBIT 99.1

Smackover Lithium Announces the Award of Last Key Construction Contract for the South West Arkansas Project Ahead of Final Investment Decision

All figures are in US dollars unless otherwise stated.

LEWISVILLE, Ark., May 26, 2026 (GLOBE NEWSWIRE) -- Smackover Lithium, a partnership between Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI) and Equinor, through subsidiaries of Equinor ASA, announced that it has entered into an engineering, procurement, construction and commissioning (“EPCC”) agreement (the “Agreement”) with S&B Engineers and Constructors (“S&B”) for the Central Processing Facility (“CPF”) for the South West Arkansas Project (“SWA Project” or the “Project”).

S&B is an integrated EPC company with proven industrial construction expertise and a strong U.S. and regional presence. S&B will be supported by Hatch Ltd. (“Hatch”), a global engineering, project delivery and professional services firm with extensive experience in mineral resource projects, and specific experience designing and commissioning lithium projects. Hatch will provide design engineering and commissioning support to S&B as a subcontractor.

S&B will deliver EPCC services including detailed engineering design, procurement, installation and construction, testing, startup and commissioning for the CPF. This includes receipt of brine (from wellfield), pre-treatment, direct lithium extraction, purification and concentration of the lithium chloride, conversion to a battery-quality lithium carbonate with final product crystallization, drying, micronizing, bagging and handling facilities, and all associated utilities. The CPF will be located on the Project’s 118-acre plot located in Lafayette County, AR.

The SWA Project is designed to produce 22,500 tonnes per annum of battery-quality lithium carbonate production in its initial phase. The CPF, and the scope of work under this Agreement, represents approximately two-thirds of the Project’s estimated capital expenditure, the latest published details of which are provided in the Definitive Feasibility Study filed on October 15th, 2025.

The Agreement includes a Limited Notice to Proceed (“LNTP”) that allows work to continue on key activities to de-risk the Project and optimize the construction schedule. Under the LNTP, work will focus on detailed engineering, advancing permitting and early procurement activities related to identifying and engaging contractors and vendors of major equipment and materials. The expectation is to engage S&B on a Full Notice to Proceed following a positive Final Investment Decision, which is expected to occur in 2026.

Dr. Andy Robinson, President and COO of Standard Lithium stated, “We are excited to be working with S&B and Hatch who bring deep project experience and share our commitment to safety, operational excellence and disciplined project delivery. This partnership reflects the significant progress we have made in engineering and Project definition and positions us to move forward with greater cost and schedule visibility and execution confidence.”

“S&B is proud to partner with Smackover Lithium on this strategically important Project,” said Jeff Sipes, CEO at S&B. “The innovative and extensive work they completed to date provides a strong foundation for the Project. Our team will leverage its expertise to support the delivery of a safe, high-quality production facility and contribute to growing a domestic lithium supply chain.”

Together with the separate and recently executed engineering, procurement and construction management (EPCM) agreement for the upstream wellfield portion of the Project with Wood Group USA, Inc., the key construction vendor contracts required prior to taking a Final Investment Decision are now complete. Smackover Lithium is actively working to complete the two primary remaining deliverables prior to taking a Final Investment Decision: finalizing customer offtakes and closing project financing.

The Definitive Feasibility Study for the SWA Project is available for review under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at https://www.standardlithium.com/projects/smackover/south-west-arkansas/. For highlights of this study, please refer to the Company’s press release dated 3 September 2025.

Qualified Person

All scientific and technical disclosure in this news release was reviewed and approved by Mr. Stephen Ross, P.Geo., British Columbia, Vice President of Resource Development for Standard Lithium and a Qualified Person for purposes of, and as that term is defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Ross is not independent of the Company.

Department of Energy Acknowledgement and Disclaimer

This material is based upon work supported by the U.S. Department of Energy's Office of Critical Minerals and Energy Innovation under award Number DE-MS0000099. The views expressed herein do not necessarily represent the views of the U.S. Department of Energy or the United States Government.

About Smackover Lithium

Smackover Lithium is a partnership between Standard Lithium and Equinor, through subsidiaries of Equinor ASA. Formed in May 2024, Smackover Lithium is developing multiple direct lithium extraction (“DLE”) projects in Southwest Arkansas and East Texas. Standard Lithium owns a 55% interest and Equinor holds the remaining 45% interest in the projects, with Standard Lithium maintaining operatorship.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are in the Smackover Formation, an attractive lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas, including the highest known lithium brine grade project in North America, the Franklin Project.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Visit the Company’s website at www.standardlithium.com for more information.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables, and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and has offices in more than 20 countries worldwide. Equinor’s partnership with Standard Lithium to mature DLE projects builds on its broad US energy portfolio of oil and gas, offshore wind, low carbon solutions, and battery storage projects.

For more information on Equinor in the U.S., please visit: Equinor in the US - Equinor.

About S&B

S&B is a leading engineering, procurement, and construction company with a national footprint. S&B designs, builds, and delivers projects serving energy, power, midstream, and industrial customers with safety, quality and integrity as its top priorities. Learn more at www.sbec.com.

About Hatch

Hatch is a global engineering, project delivery, and professional services firm. With seven decades of business and technical experience in the mining, energy, and infrastructure sectors, Hatch responds with solutions that are smarter, more efficient, and innovative. Learn more at www.hatch.com.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the timing of any development of the SWA Project, the Agreement’s ability to deliver EPCC services on time and in accordance with the Company’s expectations, the ability to transition S&B from LNTP to the Full Notice to Proceed, the Project’s ability to reach Final Investment Decision, the expectation that the Project will provide a reliable source of battery-grade lithium carbonate in the United States, the expectation and timing of finalizing additional offtake agreements, including the anticipated quantity of such offtake agreements, the anticipated pricing and take-or-pay structure of future offtake agreements, the ability to secure debt financing on terms and timelines acceptable to the Company, regulatory or government requirements or approvals and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.